
December 1, 2010

Michael M. Salerno
Chief Executive Officer
Life Nutrition Products, Inc.
121 Monmouth Street, Suite A
Red Bank, New Jersey 07701

> **Re:** **Life Nutrition Products, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **File No. 001-34274**

Dear Mr. Salerno:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief